UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-28800

DRDGOLD LIMITED, THE NASDAQ STOCK MARKET LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

50 CONSTANTIA BOULEVARD, CONSTANTIA KLOOF EXT 28, ROODEPOORT, SOUTH AFRICA 1709 (+27 11) 470-2600
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

AMERICAN DEPOSITARY SHARES (AS EVIDENCED BY AMERICAN DEPOSITORY RECEIPTS), EACH REPRESENTING TEN UNDERLYING ORDINARY SHARES
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐   17 CFR240.12d2-2(a)(1)

☐   17 CFR240.12d2-2(a)(2)

☐   17 CFR240.12d2-2(a)(3)

☐   17 CFR240.12d2-2(a)(4)

☐   Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒   Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, DRDGOLD Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 29, 2011	/s/ Daniël Johannes Pretorius	Chief Executive Officer and Director
Date	Name	Title

This voluntary delisting from The Nasdaq Stock Market LLC under the trading symbol "DROOY" is a result of DRDGold Limited's pending move to the New York Stock Exchange. DRDGOLD Limited's first day of trading on the New York Stock Exchange under the trading symbol "DRD" is expected to be on December 30, 2011.